                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 2)<F*>


                           SPARTAN MOTORS, INC.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                846819 10 0
                              (CUSIP Number)



[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 846819 10 0              13 G               PAGE 1 OF 4 PAGES
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     George W. Sztykiel
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF SHARES         5.   SOLE VOTING POWER                     477,577
                         -----------------------------------------------------
BENEFICIALLY OWNED BY    6.   SHARED VOTING POWER                   481,718
                         -----------------------------------------------------
EACH REPORTING           7.   SOLE DISPOSITIVE POWER                477,577
                         -----------------------------------------------------
PERSON WITH              8.   SHARED DISPOSITIVE POWER              481,718
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                       959,295
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES<F*>                                                    [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   7.7%
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12.  TYPE OF REPORTING PERSON<F*>                                   IN
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[FN]
                   <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13G

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


ITEM 1(a).     NAME OF ISSUER:

          Spartan Motors, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1000 Reynolds Road
          Charlotte, Michigan 48813

ITEM 2(a).     NAME OF PERSON FILING:

          George W. Sztykiel

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          1000 Reynolds Road
          Charlotte, Michigan 48813

ITEM 2(c).     CITIZENSHIP:

          United States of America

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

          Common

ITEM 2(e).     CUSIP NUMBER:

          846819 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR RULE 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable

ITEM 4.   OWNERSHIP.

     (a)  Amount Beneficially Owned:  959,295
     (b)  Percent of Class:  7.7%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 477,577
          (ii)  Shared power to vote or to direct the vote: 481,718
          (iii) Sole power to dispose or to direct the disposition of: 477,577
          (iv)  Shared power to dispose or to direct the disposition of: 481,718

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The Reporting Person owns 477,577 shares of the Issuer's common stock in his own name and 481,718 shares in which he shares voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by the Reporting Person's spouse over whom the Reporting Person may have substantial influence by reason of relationship.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable

ITEM 10.  CERTIFICATIONS.

          Not applicable

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 1999              /s/George W. Sztykiel
                                      George W. Sztykiel
                                      Chief Executive officer and Chairman of
                                        Board of Directors